UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 001-07516
CUSIP NUMBER
NOTIFICATION OF LATE FILING	486665 10 2

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Keane, Inc.
Full Name of Registrant

Not applicable.
Former Name if Applicable

100 City Square
Address of Principal Executive Office (Street and Number)

Boston, Massachusetts 02129
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, the Securities and Exchange Commission (the “SEC”) has contacted Keane, Inc. (the “Company”) requesting documents related to the Company’s stock option grants and stock option practices.  The Company intends to cooperate with the SEC in this matter.

The Company’s Board of Directors has appointed a special committee of independent directors to initiate an inquiry into stock option grants and practices.  The special committee has retained independent legal counsel to assist in this inquiry.  The inquiry has not been completed as of the date of this filing.

The Company believes it will not be able to file its Annual Report on Form 10-K for the year ended December 31, 2006 until the special committee completes its inquiry and management is able to assess whether the Company's historical stock option practices should have had any impact on the Company's historical accounting and, as a result, whether and to what extent any adjustment is required to the Company's historical financial statements.

The information provided in this notice includes forward-looking statements, including statements regarding the nature of the special committee’s review and the timing of the filing of the Company’s Annual Report on Form 10-K for the period ended December 31, 2006.  The factors that could cause actual results to differ materially from those indicated by such forward-looking statements include: potential delays in the special committee’s review of the Company’s stock option grants and stock option practices, the results of the special committee’s review, the impact, if any, of such results or findings on the financial statements of the Company, the outcome of the SEC’s inquiry into the Company’s stock option grants and any other governmental investigations, the Company’s ability to file required reports with the SEC and certain other factors that are detailed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the SEC.

In addition, the statements in this notice represent the Company’s expectations and beliefs as of the date of this notice.  The Company anticipates that subsequent events and developments may cause these expectations and beliefs to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so.  These forward-looking statements should not be relied upon as representing the Company’s expectations or beliefs as of any date subsequent to the date of this notice.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John J. Leahy	(617)	241-9200
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Keane, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2007	By	/s/ Kirk Arnold
			Name:	Kirk Arnold
			Title:	Vice Chair, President and
Chief Executive Officer